Mail Stop 0511

May 13, 2005

Ely Schless, Chief Executive Officer
Electric Moto Corporation
3165 East Main Street
Ashland, Oregon 97520

> **RE:** **Electric Moto Corporation**
> **Registration Statement on Form SB-2**
> **File No. 333-131991**

Dear Mr. Schless:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your registration statement registers the resale of up to 17,420,000 shares of common stock by selling shareholders. We also note that there is currently no market for your common shares. Given this, please revise your prospectus cover page, the risk factors section, and the plan of distribution section to provide that selling security holders will sell at a stated, fixed price until the securities are quoted on the OTC Bulletin Board and, thereafter, the selling

security holders may sell at prevailing market prices or privately negotiated prices. This includes the shares registered for resale in connection with the issuance of common shares upon the exercise of outstanding common stock options. See Item 16 of Schedule A to the Securities Act of 1933. Recalculate your registration fee, if necessary, based upon this offering price.

2. Please provide the disclosure required by Item 510 of Regulation S-B; Disclosure of Commission Position on Indemnification for Securities Act Liabilities.

3. Margins with full justification impede the readability of the document. Justify the left margins and leave the right margins ragged.

Prospectus Cover Page

4. We note that the cross reference to the risk factors section on the cover page and the legend required by Item 501(a)(7) are in all capital letters. All capital letters impede the readability of the disclosure. Instead of all capital letters, use bold face type or italics to highlight the information. Please revise throughout the prospectus.

5. Revise your disclosure referencing your intent to have the company's securities listed on the OTC Bulletin Board to clarify that there is no assurance that such securities will be listed for trading on the OTC Bulletin Board.

6. Clarify what you mean when you disclose that the company's shares "are not listed on any recognized exchange." Tell us what you mean by the term "recognized exchange."

Table of Contents

7. Please include pagination in your table of contents in your next filing.

About Us
How We Are Organized and Our Operations

8. Please disclose the purpose of the Dorado Capital Ventures, Inc. / Electric Moto combination. Add similar disclosure to the "Business" section.

9. Please provide summary financial information.

10. Add disclosure to the summary addressing the company's going concern qualification, its accumulated deficit, the fact that it has only one employee, and that the Company is controlled by its majority shareholder, Ely Schless.

11. Disclose your internet address and the fact that the information appearing on your website does not constitute part of this prospectus.

Risk Factors

12. In the introductory paragraph, clarify that you disclose all "material" risks here.

13. Please note that you should disclose all material risks to the potential investor. The risks should cover and relate to your company, the industry in which your company operates, your management, the terms of the offering, your past performance, etc. Each risk factor should also clearly disclose the consequences to the company or to the investors, should the risk materialize. Risk factors that are generic in nature and equally applicable to similarly situated businesses should not be disclosed. Please revise your risk factor section, as appropriate, to address all material risks.

14. We note in your second risk factor you indicate that three individuals will be in a position to control your business operations. You have also indicated that Ely Schless and Dennis Knepp beneficially own 63% of the issued and outstanding shares. Revise to identify the third person who also controls your business operations.

Use of Proceeds

15. We note your statement that "we have agreed to bear the expenses relating to the registration of our own shares …." We do not understand your statement. Please revise as appropriate.

Determination of Offering Price

16. The disclosure in the first sentence is not clear since it appears as though you have not set a price at which the selling shareholders will sell their shares.

Market for Common Equity and Related Stockholder Matters

17. Please provide the full information required by Item 201(a)(2) of Regulation S-B.

Management's Discussion and Analysis or Plan of Operation

<u>Overview</u>

18. Please provide a discussion of the history of Dorado Capital Ventures, Inc. since inception, the history of Electric Moto Corporation, the merger between the two companies, the nature of consideration exchanged, and the method of accounting for the merger.

19. Disclosure on page 5 highlights your auditor's doubt about your ability to continue as a going concern and the fact that you do not have sufficient working capital to fund your operations. Supplementally tell us why you do not seek to raise capital through a primary offering but rather seek to register a secondary offering.

<u>Critical Accounting Policies</u>

20. We noted your disclosure that revenue was presented net of returns. Your critical accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel, and expected introductions of new products that may result in larger than expected returns of current products. Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates.

21. The last sentence in the last paragraph above the "Business Strategy" subsection is a generic statement. Please remove or revise the disclosure by specifically tailoring the statement to your business and/or operations.

22. Given your limited operating history and generation of revenues, the company is required to provide a detailed plan of operation for the next 12 months. Substantially revise this section to discuss with greater specificity the steps you intend to take in furtherance of your plan of operation. Please provide a potential investor with <u>comprehensive</u> disclosure of the direction in which you plan to take your company in the next twelve months of operation. Given that there is so little context to your discussion of your operations, we ask that you revise your disclosure so that a potential investor may clearly understand the concept of your business and how you intend to sustain meaningful operations. You should provide as much background as necessary while ensuring that your disclosure is not repetitive of information appearing elsewhere in the prospectus. You should focus your discussion in monthly or quarterly increments and discuss the steps necessary for, the costs associated with, and projected timeframes for achieving sustained first revenues. We may have additional comment after reviewing your revised disclosure.

Business Strategy

23. Disclosure indicates that you would like to further define your "European distribution infrastructure." Do you have a European distribution infrastructure? If so, please add disclosure addressing the features, attributes, and costs associated with such infrastructure. In addition, please disclose the company's plan to further define this infrastructure. In this regard, discuss the costs associated with your plan.

24. Please provide a basis for your belief that it is more cost-effective to produce and assemble vehicles in Italy.

25. Disclosure indicates that you "have established preliminary contacts in China for the more expensive components." Disclose the substance of these preliminary contacts.

Results of Operations

26. Please provide the disclosure required by Item 303(b) of Regulation S-B regarding your results of operations. Revise this section to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

27. Please update to disclose whether you have any material commitments for capital expenditures as required by Item 303(b)(iii) of Regulation S-B.

28. We noted from your disclosure in Revenue Recognition in Note 1 that you earn revenue from services and product sales. Please revise to discuss service revenue separately from product sales and the related cost of services and cost of products sold. Discuss service margins and product sale margins separately as well if material to an understanding of the business as a whole.

29. We noted from your disclosure on page 5 (Overview), that in September 2004 you expanded your product line from pure electric vehicles to include hybrid vehicles. Please disclose, in both qualitative and quantative measures, how this expansion impacted your business operations. You should also consider discussing the

impact this expansion had on your key performance indicators (e.g. sales, cost of sales, impact on gross profit and gross margin, etc.).

30. Please revise your revenue and expense discussion to describe and quantify underlying material activities that generate income statement variances between periods, including expected future trends.   Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts (e.g. discuss the components of SG&A and explain the material changes and the related causal factors).

Liquidity and Capital Resources

31. Expand the liquidity section to discuss material cash flows from operating, investing and financing activities using information from the statement of cash flows for all periods.

32. Revise to specifically disclose how long you can currently satisfy your cash requirements.

33. Clarify whether the company has any internal or external sources of liquidity.

34. We note that the expenses of the offering of shares are estimate to be approximately $50,000. Indicate how the company anticipates paying those expenses.

Business – Our Company

35. Please provide the disclosure required Item 101(a) of Regulation S-B.

36. Revise to address, in the appropriate section, the material terms of the consulting agreement between Noah Clark and Paul Giarmoleo dated January 17, 2005.

37. Review your disclosure in this section and, to the extent you have not provided the full disclosure required by Item 101 of Regulation S-B, revise your prospectus as appropriate. For example, we refer you to the disclosure required by Item 101(b)(5)-(b)(11) of Regulation S-B.

38. This section of the prospectus, in many respects, appears promotional, rather than factual, and should be revised to remove all promotional statements. We specifically direct your attention, without limitation, to the following examples of promotional disclosure:
    a. "we are leaders in designing vehicles;"
    b. "we pioneered the filed of high quality electric recreational vehicles;"
    c. "we are the leading producer of high powered motorcross vehicles;"

d. "top rated high output generator and electric power system;"
e. the disclosure in the last two sentences of the first paragraph of the "Operations" subsection;
f. "today our vehicles represent the state-of-the-art of recreational and competitive . . . .;"
g. "the blade is well known in motorcross circles;"
h. the disclosure in the second paragraph of the "Marketing and Sales" subsection;
i. disclosure on page 13 referencing "the fact that we are already recognized as a market leader . . ."
j. the disclosure in the last paragraph of the "Promotion" subsection;
k. on page 14, disclosure referencing the "uniqueness" of your product;

39. Please specifically disclose the factual basis for, and the context of all your beliefs, understandings, estimates, and opinions. This is particularly true for all projections, statistics and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. Some examples include the following. This is not an exhaustive list.

a. "our product has found wide acceptance both in the United States but also in Europe;"
b. "Our flagship product . . . is find favor among top riders;"
c. "demand for our product continues to exceed our current ability to supply product;"
d. "the blade is well known in motorcross circles;"
e. "the gas powered ATV struggles to meet new noise abatement laws" (page 9);
f. "demand grows annually for more environmentally and fuel efficient recreational vehicles;"
g. the disclosure contained in the last two sentences of the first paragraph of the "Marketing and Sales" subsection;
h. disclosure on page 13 referencing "the fact that we are already recognized as a market leader . . ."
i. disclosure on page 14 where you assert that "the uniqueness of our product will allow existing motorcycle and RV dealers to add our product line to their existing inventory without being overly concerned about our vehicles simply taking customers away from existing models. By offering a product that is so uniquely different than their existing product lines, dealers will not only find themselves attracting new customers interested specifically in Electric Moto products, they will also find they suddenly have an opportunity to create new sales within their existing customer base. Most Blade owners already own at least one off-road vehicle making Electric Moto products a logical and profitable addition to most existing motorcycle stores"

40. We do not understand the following disclosure: "[p]rior to recent global events which have significantly elevated the price of gasoline, we did not feel the market demand was sufficient to justify the attention. We continue to monitor the situation and can respond quickly if circumstances justify action." Please clarify.

41. Please explain the disclosure, "[o]ur slogan, 'less sound, more ground' is not just a catchy phrase, it is also a fact of life."

42. Disclosure indicates that one of your vehicles "has already caught the attention of military planners and law enforcement officials and discussions are already underway with both US and British officials." Please expand your disclosure on this topic. Explain what you mean by the phrase "caught the attention" and explain the "discussions" that are currently underway with US and British officials.

43. Disclosure indicates that your board of directors has "decided to enter the public markets in order to achieve greater access to the capital necessary to . . . ." Again, if you seek access to the capital markets, tell us, in detail, why you do not seek to raise capital though this offering but merely seek to register a secondary offering. We may have further comment.

Products

44. Disclosure indicates that "the evolution of our line of electric vehicles has continuously evolved with advances in technology and with feedback from our markets." Please explain how.

45. While refraining from using overly technical language, please provide a greater description of each of your products, including The Blade, The Motard, and your hybrid vehicles.

The Blade

46. Please explain the term "250cc."

47. Please give examples of how the "Blade allows its owners to enjoy high powered yet silent motoring in places where no gas powered cycle would be allowed to run."

48. Disclosure indicates that The Blade has been sold "world wide." Disclose the countries where you have sold The Blade.

Hybrid Vehicles

49. Please explain the term "59db."

History of Our Electric and Hybrid Vehicles

50. It appears that a detailed discussion of the history of your current products and business could be helpful in order to achieve a greater understanding of your current products. Revise as appropriate. Are you still producing these models for sale to the public?

Development

51. Please expand the disclosure in this subsection. Discuss, in detail, the "requests" you have had for a military version of the iHybrid. Also expand the disclosure relating to the company's potential to manufacture a commuter style electric motor scooter.

Operations

52. Disclosure indicates that your vehicles are initially designed then assembled in your 4,000 square foot facility in Ashland. Revise this disclosure consistent with disclosure appearing elsewhere in the prospectus where you indicate that you lease 640 square feet of space. Refer to disclosure on page 14. Revise similar disclosure appearing in the first paragraph of the "Certain Relationships" subsection. Also, explain the purposes for Mr. Schless's use of the property at 1348 Prospect St. Refer to disclosure in the "Certain Relationships" section.

53. Elaborate on what it is that Sorenson Design International does for your company. Please disclose the material terms of your agreement with Sorensen Design and file the agreement as a material exhibit. If you do not have a formal agreement, describe your collaborative relationship with this entity.

54. Define your use of the term "EFX intensive."

55. Please explain the following statement: "[a] pioneers in the field of electric propulsion, our contacts and relationships far exceed what you would normally expect in a growing company like Electric Moto."

56. Disclosure indicates that you have "a long standing relationship with one of the nation's premier laser machine shops." Please identify the laser machine shop, substantiate your claim that it is one of the "nation's premier," describe the activities it performs for your company, disclose the material terms of any agreement you have with the entity, and file the agreement as a material exhibit.

Distribution

57. Explain and expand the disclosure relating to the company's desire to establish a global dealer network of distributors and dealers."

58. Revise to indicate the number of distributors and dealers who currently carry your products.

59. Disclosure indicates that your "reputation with the industry . . . ." Explain your use of the term "reputation." Please use facts to describe this term while avoiding the use of promotional disclosure.

60. Please explain and describe your "distributor recruitment program."

61. The disclosure in the first sentence of the second paragraph of this section is confusing because it appears as though you have left out a key phrase prior to the period ending the sentence. Please clarify. In this regard, you make a reference to a "strategic alliance" yet you do not identify the purported party.

62. Describe your relationship with ConnecTech, explain the activities this entity performs for your company, disclose the material terms of your agreement with ConnecTech and file the agreement as a material exhibit.

Promotion

63. Please substantiate your assertion that your products are "very well represented" on internet sites, including US Forestry Department sites.

64. Please revise to define "X-Games".

Sales Strategy

65. Disclosure indicates that you will "employ the well-developed strategy of regional distributors . . . ." Explain how your strategy is well-developed.

Competition

66. The first section in this subsection does not make sense. Please clarify.

67. Revise to identify the principal methods of competition. Also indicate the company's competitive position within the industry.

Employees

68. Clarify if your one employee is Ely Schless. To this extent, Mr. Schless's employment agreement indicates that Krista Johnson is also working for the company and is to be paid $600/per month. Revise or advise.

69. We note that your website appears to indicate that Ely Schless, Bruce Fairey, Nils Wilkund, and Brett Vegas work for the company. Please advise us whether the identified people work for the company or advise us of their affiliation with the company.

Management

70. Briefly indicate the business conducted by Electric Style Company and Mission Research Corporation.

71. Please name all promoters of the company. Refer to the definition of "promoter" in Rule 405 of Regulation C.

Directors and Executive Officers

72. Reconsider the disclosure related to Mr. Knepp's experience in its entirety and condense the disclosure as appropriate.

Executive Compensation

73. We note that Mr. Schless's salary is $4,000 per month and that to date he has been paid $3,160 in 2005. Please indicate the amount of accrued salary owed to Mr. Schless.

Employment Contracts

74. We note your statement "therefore, we have not attached this document as an exhibit to this registration statement." We note that you have filed the employment agreement as an exhibit. Please revise as appropriate.

Principal Stockholders

75. Please file the consulting agreement with Natural Ventures referenced in footnote (3). Also describe the material terms of the consulting agreement in the appropriate section. We may have further comment.

76. Supplementally confirm that the shares amounts listed for Noah Clark, Paul Giarmoleo and Natural Ventures includes the shares issuable under their respective 550,000, 550,000, and 500,000 options. If the shares are not included

in their beneficial ownership then advise us of the basis for not included the shares in the beneficial ownership table.

Selling Stockholders

77. Clarify the disclosure regarding the shares being registered on behalf of 35216 Yukon, Inc. The entity owns 200,000 shares yet you indicate that 1,400,000 shares are being registered on its behalf.

78. Disclose whether or not any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

79. In footnote (6), clarify what you mean when you disclose that Laura Mouck is a "representative" of Marquis Investment Corporation. Clarify similar disclosure in footnotes (2), (9) and (10).

80. Revise to state any position, office or other material relationship the selling security holders have had with the company within the last 3 years.

Plan of Distribution

81. Please revise the disclosure in the first sentence of this subsection since it does not appear as though you are seeking to register the resale of shares held by your officers and directors. Disclosure currently indicates that "all of the stock owned by the selling security holders, including our officers and directors . . . ."

82. Revise the disclosure in the second paragraph in accordance with comment 1, above.

83. Regarding the reference to "pledges, donees, or transferees … or successors in interest," please note that all persons using this prospectus must be named as selling shareholders and all disclosure pursuant to Item 507 of Regulation S-B must be included in the prospectus. This may be accomplished in an effective registration statement by means of a prospectus supplement filed pursuant to Rule 424(b) of Regulation C. Please disclose in the prospectus or supplementally that the company will file such a prospectus supplement(s).

84. We note your statement that the selling security holders may use "any other legally available means" when disposing of their shares. Item 508 of Regulation S-B requires that the company indicate the plan of distribution. Please revise this statement and indicate all additional methods of distribution that will be used.

Certain Relationships and Related Transactions

85. Clarify the nature of the consulting that Jeff Knepp has done for the company.

Description of Securities

86. Disclosure indicates that "all shares of common stock now outstanding are fully paid, validly issued and non-assessable." Please provide a basis for your assertion since it appears that counsel has only opined on the validity of shares covering this registration statement.

Financial Statements
Electric Moto Corporation Audited 12/31/04 Financial Statements

Statements of Operations

87. We noted from your disclosure in revenue recognition (Note 1) that you earn revenue from services and product sales. Please disclose service revenues separately from product sales and segregate the related cost of sales. In this connection, please revise your revenue recognition policy to discuss each of your significant revenue streams.

88. We noted your disclosure of non cash stock compensation as a single line item in the statement of operations. Please revise your presentation to either:
    * parenthetically note with the appropriate line item, the amount of equity-related charge that is included in that line item and remove the separate classification for the non-cash charge; **or**
    * parenthetically note the amount of the non-cash stock compensation excluded from a particular line item, for example, SG&A (exclusive of non-cash stock compensation, shown below).

Note 1. Revenue Recognition

89. Your disclosure states that **in general** you recorded revenue when persuasive evidence of an arrangement exists…. Please tell us supplementally what other methods you use to recognize revenue, and how your accounting treatment complies with GAAP.

2. Merger Agreement

90. We have read your disclosure regarding the merger (recapitalization) with Electric Moto in April 2004. Please note that in a recapitalization the assets and liabilities of both Dorado and Electric Moto should be combined at their net book value. The accumulated deficit of Electric Moto should be brought forward, and the

accumulated deficit of Dorado should be eliminated. The capital stock account, on an immediate post-merger basis, should consist of the balance of common stock prior to the merger of Dorado plus the amount representing the par value of the shares issued to effect the merger. The weighted average and total number of shares outstanding should be retroactively restated to give effect to the merger. All eliminating adjustments should be made through additional paid-in capital. Please revise. Please ensure that the disclosure of the merger terms, consideration exchanged and the method of accounting for the transaction is consistent throughout the financial statements and registration statement.

91. The financial statements presented prospectively should be those of Electric Moto. Please remove the separate financial statements of Dorado Capital Ventures from the registration statement, as they no longer represent the financial statements of the registrant.

Note 3. Stockholders' Equity

92. Please ensure that the disclosure of common stock issued for services is consistent throughout the registration statement. More specifically, your disclosure states that 2,260,000 shares of common stock were issued for services during 2004; whereas, Item 26 (Recent Sale of Unregistered Securities on II-3) indicates 1,900,000 shares of common stock issued for such services. Please revise.

93. Please provide the disclosures under paragraph (46) and (47) (i.e., vesting requirements, exercise terms, etc.) of SFAS No. 123 for the stock options during the reporting periods presented in the financial statements.

Part II – Information Not Required in Prospectus

94. We note your statement in the prospectus that the offering expenses are anticipated to be approximately $50,000. We note you indicate that your anticipated expenses in connection with the offering are approximately $40,000. Please advise or revise.

Recent Sales of Unregistered Securities

95. With respect to the November 2, 2004 transaction with Marquis Investment Corporation, please disclose Dennis Knepp's affiliation with Marquis. We may have further comment.

96. Revise to indicate the consulting services provided by Brett Gober, Jeff Knepp, Dennis Knepp, Noah Clark and Paul Giarmoleo.

97. Clarify whether any public solicitation or general advertising was used in connection with the offerings.

Exhibits

Exhibit 5.1

    98. The information in the legality opinion relating to the shares being registered in connection with this offering does not appear to be correct. Revise or advise.

Undertakings

    99. Tell us your basis for including the undertaking provided in Item 512(f) of Regulation S-B.

Signatures

    100. Please have the principal accounting officer sign in this capacity. See Instructions to Signatures, Form SB-2.


Closing Comments


        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to David Link, who supervised the review of your filing, at (202) 551-3356

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
Companies

cc. Richard Anslow, Esq.
    (732) 577-1188